                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                                   Ault, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    051503100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which Schedule is filed:

         |X|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
  1 NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Weeden & Co., LP

--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|
           (b) |_|
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
    NUMBER OF        5     SOLE VOTING POWER
                           217,400
     SHARES
                   ------------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER

     OWNED BY      ------------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
       EACH                217,400
                   ------------------------------------------------------------
    REPORTING        8     SHARED DISPOSITIVE POWER

   PERSON WITH:
--------------------------------------------------------------------------------
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           217,400
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES |_|

--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           4.6%
--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON
           BD

================================================================================



                               Page 2 of 2 Pages

                                                                    SCHEDULE 13G

Item 1.

     (a)  Name of Issuer Ault, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          7105 Northland Terrace
          Minneapolis, MN 55428-1028


Item 2.

     (a)  Name of Persons Filing
          Weeden & Co., LP

     (b) Address of Principal Business Office or, if none, Residence 145 Mason Street
          Greenwich, CT  06830

     (c)  Citizenship
          Delaware Limited Partnership

     (d)  Title of Class of Securities
          Ault, Inc. Common Stock

     (e)  CUSIP Number
          051503100

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) orss.ss.240.13d-2(b) or (c), check whether the person filing is a:

     (a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);


                               Page 3 of 3 Pages

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     (a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

     (b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).

     (c)  Number of shares as to which the Reporting Person has:

          (i)  Sole power to vote or direct the vote: See the response(s) to
               Item 5 on the attached cover page(s).

          (ii) Shared power to vote or direct the vote: See the response(s) to
               Item 6 on the attached cover page(s).

          (iii) Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).

          (iv) Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


                               Page 4 of 4 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 5 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 21, 2005


                                               By: /s/Robert. A Cervoni
                                                  ---------------------------
                                               Name:  Robert A. Cervoni
                                               Title: Chief Financial Officer
                                                      Managing Director



                               Page 6 of 6 Pages